UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940; and in connection with such notification of registration submits the following information:

Name:	Steben Select Multi-Strategy Fund

Address of Principal Business Office	2099 Gaither Road, Suite 200
(No. & Street, City, State, Zip Code):	Rockville, Maryland 20850

Telephone Number (including area code):	240-631-7600

Name and address of agent for service of process:	Francine J. Rosenberger, Esq.
c/o Steben & Company, Inc.
2099 Gaither Road, Suite 200	2099 Gaither Road, Suite 200
Rockville, Maryland 20850	Rockville, Maryland 20850

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes  ☒     No  ☐

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SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Rockville and State of Maryland on the 10th day of April, 2013.

Steben Select Multi-Strategy Fund

By: /s/ Kenneth E. Steben
Name: Kenneth E. Steben Title: Chief Executive Officer

Attest:

/s/ Francine J. Rosenberger

Name: Francine J. Rosenberger

Title: Secretary